Filed by Constellation Acquisition Corp. I
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Constellation Acquisition Corp. I
(Commission File No. 001-39945)
Date: May 13, 2026

On May 13, 2026, US Elemental Inc. (“PubCo”) reposted on LinkedIn the following post made by Jindalee Lithium Limited (“Jindalee” or the “Company”), which included a video with the below slides.

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Business Combination and the projected future financial and operational performance of PubCo following the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Business Combination; (4) the anticipated capitalization and enterprise value of PubCo following the consummation of the Business Combination; (5) statements regarding PubCo’s operations following the Business Combination; (6) the amount of redemption requests made by public shareholders of Constellation Acquisition Corp I (“CSTA”); (7) current and future potential commercial relationships; (8) plans, intentions or future operations of PubCo or HiTech Minerals Inc. (“HiTech”), including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of PubCo or CSTA to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Contracting Parties (as defined below); (11) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Business Combination; (13) the risk that the Business Combination disrupts current plans and operations of CSTA, PubCo or HiTech; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Business Combination and the ability of the parties to successfully consummate the Business Combination. These statements are based on various assumptions, whether or not identified in the Current Report, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the slide entitled “Risk Factors” in the investor presentation published on the date hereof and those set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in CSTA’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), and in those other documents that CSTA has filed, or that PubCo and CSTA will file, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this communication. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information And Where To Find It

In connection with the Business Combination Agreement by and among CSTA, Jindalee, PubCo and HiTech (together, the “Contracting Parties”), dated as of April 9, 2026 (the “Business Combination Agreement” and the transactions contemplated therein, collectively, the “Business Combination”), the Contracting Parties are expected to prepare the Proxy/Registration Statement on Form S-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (“SEC”) by PubCo and CSTA, which will include preliminary and definitive proxy statements to be distributed to CSTA’s shareholders in connection with CSTA’s solicitation for proxies for the vote by CSTA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of PubCo or CSTA in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CSTA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Business Combination. CSTA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with CSTA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about the Contracting Parties and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CSTA and PubCo, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This communication is not a substitute for the Registration Statement or for any other document that CSTA and/or PubCo may file with the SEC in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CSTA, Jindalee and PubCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of CSTA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding CSTA’s directors and executive officers in CSTA’s filings with the SEC, including CSTA’s Annual Report on Form 10-K for the year ended December 31, 2024 and the other documents filed by CSTA with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CSTA’s shareholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of CSTA’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

No Offer and Non-Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

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